John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

November 6, 2012

VIA EDGAR CORRESPONDENCE

Stephanie J. Ciboroski

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:          Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 3, 2012

Form 8-K filed October 15, 2012

Response filed September 21, 2012

File No. 001-09924

Dear Ms. Ciboroski:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all of our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated October 24, 2012.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Country Risk, page 89

Credit Default Swaps — GIIPS and France, page 93

CITI B-1

1.     We note the disclosure of your credit default swaps exposure to the GIIPS countries and France.  Please tell us whether these amounts, or the amounts included in the summary net current funded exposure table on page 90, include any indexed or tranched purchased credit derivatives, including whether you have purchased any credit default protection on such derivatives.  To the extent that you have included indexed or tranched purchased credit derivatives in your table, please expand your disclosure to discuss this fact, separately quantify the amount of this protection, and disclose how the amounts are reflected amongst the different countries and counterparties.

Indexed and tranched credit derivatives are reflected in our GIIPS and France disclosure under “net trading exposure” and “purchased credit protection” in the table on p. 90 of our Second Quarter 2012 Form 10-Q (“2Q 2012 Form 10-Q”).  These types of credit derivatives are not included in the credit default swap table on p. 93, as that table only reflects credit default swaps on single reference entities.  As of June 30, 2012, indexed and tranched credit derivatives reduced net trading exposure across the GIIPS and France by approximately $0.2 billion and $0.4 billion, respectively.  Total amounts included within purchased credit protection were approximately $1.0 billion and $1.5 billion for the GIIPS and France, respectively.  A significant majority of the GIIPS amounts were reflected in Italy and Spain.

Starting in our Third Quarter 2012 Form 10-Q, we plan to expand our narrative disclosure to include this information.  We show the relevant portions of the GIIPS disclosure below, and similar disclosure will be included for France:

Net Trading and AFS Exposure—$2.0 billion

Included in the net current funded exposure at September 30, 2012 was a net position of $2.0 billion in securities and derivatives with GIIPS sovereigns, financial institutions and corporations as the issuer or reference entity.  This compared to $2.4 billion of net trading and AFS exposures as of June 30, 2012.  Included within the net position of $2.0 billion as of September 30, 2012 was a net negative $0.05 billion of indexed and tranched credit derivatives.

These securities and derivatives are marked to market daily.  As previously disclosed, Citi’s trading exposure levels vary as it maintains inventory consistent with customer needs.

Net Current Funded Credit Exposure—$7.4 billion

As of September 30, 2012, Citi’s net current funded credit exposure to GIIPS sovereigns, financial institutions and corporations was $7.4 billion, compared to $6.0 billion as of June 30, 2012.  As of the end of the third quarter of 2012, the majority of Citi’s net current funded credit exposure continued to be to corporations designated in the GIIPS.  The increase quarter-over-quarter was primarily due to an approximately $0.8 billion drawn commitment in Spain collateralized with non-GIIPS government bonds and an approximately $0.6 billion increase in derivative counterparty mark-to-market exposure, inclusive of CVA, in Italy.

Gross funded credit exposure as of September 30, 2012 has also been reduced by $10.1 billion in purchased credit protection, compared to $10.3 billion at June 30, 2012, predominantly from financial institutions outside the GIIPS (see “Credit Default Swaps” below). Included within the $10.1 billion of purchased credit protection as of September 30, 2012 was $0.9 billion of indexed and tranched credit derivatives executed to hedge Citi’s exposure on funded loans and CVA on derivatives, a significant portion of which are reflected in Italy and Spain.

Purchased credit protection generally pays out only upon the occurrence of certain credit events with respect to the country or borrower covered by the protection, as determined by a committee composed of dealers and other market participants.  In addition to counterparty credit risks (see “Credit Default Swaps” below), the credit protection may not fully cover all situations that may adversely affect

CITI B-2

the value of Citi’s exposure and, accordingly, Citi could still experience losses despite the existence of the credit protection.

Notes to Consolidated Financial Statements

Note 19 – Fair Value Measurements, page 185

Valuation Techniques and Inputs for Level 3 Fair Value Measurements, page 202

2.     We note your response to prior comment 16 from our letter dated August 22, 2012 where you indicate that you would consider providing a weighted average of your significant unobservable inputs for certain of your classes in future filings if deemed useful.  In lieu of providing this weighted average range of significant unobservable inputs, please provide additional qualitative information around the results of the ranges, including the distribution in the ranges.

Starting in our Third Quarter 2012 Form 10-Q, Citi will expand its disclosures to provide the following qualitative information on the ranges of significant unobservable inputs:

Qualitative Discussion of the Ranges of Significant Unobservable Inputs

The following section describes the ranges of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.  The level of aggregation and the diversity of instruments held by the Company lead to a wide range of unobservable inputs that may not be evenly distributed across the Level 3 inventory.

Correlation

There are many different types of correlation inputs, for example, credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation).  Correlation inputs are generally used to value hybrid and exotic instruments.  Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs.  However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Volatility

Similar to correlation, asset-specific volatility inputs vary widely by asset types.  For example, ranges for foreign exchange volatility are generally lower and narrower than equity volatility.  Equity volatilities are wider due to the nature of the equities market and the terms of certain exotic instruments.  For most instruments, the interest rate volatility input is on the lower end of the range; however, for certain structured or exotic instruments (such as market-linked deposits or exotic interest rate derivatives) the range is much wider.

Yield

Ranges for the yield inputs vary significantly depending upon the type of security.  For example, securities that typically have lower yields, such as municipal bonds, will fall on the lower end of the range, while more illiquid securities or securities with lower credit quality, such as certain residual tranche asset-backed securities, will have much higher yield inputs.

Credit Spread

Credit spread is relevant primarily for fixed income and credit instruments; however, the ranges for the credit spread input can vary across instruments.  For example, certain fixed income instruments, such as certificates of deposit, typically have lower credit spreads, whereas certain derivative instruments with

CITI B-3

high-risk counterparties are typically subject to higher credit spreads when they are uncollateralized or have a longer tenor.  Other instruments, such as credit default swaps, also have credit spreads that vary with the attributes of the underlying obligor.  Stronger companies have tighter credit spreads, and weaker companies have wider credit spreads.

Price

The price input is relevant for both fixed income and equity instruments.  Generally, for fixed income instruments, the price input ranges from zero to 100.  Relatively illiquid assets that have experienced significant losses since issuance, such as certain asset-backed securities, are at the lower end of the range, whereas most investment grade corporate bonds will fall in the middle to the higher end of the range.  For certain structured debt securities with embedded derivatives, the price input may be above 100 to reflect the unique terms of the instrument.  For equity securities, the range of price inputs varies depending on the nature of the position, the number of shares outstanding and other factors.

Form 8-K filed October 15, 2012

Exhibit 99.2

Supplemental Detail — Consumer Loans 30-89 Days Delinquency Amounts and Ratios, page 37

3.     We note from your disclosure that total Citigroup consumer loans past due 30-89 days increased from second quarter 2012 to third quarter 2012 by approximately $229 million.  This compares to a $446 million decrease in consumer loans past due 90+ days, as well as apparent improvements in other credit metrics and ratios in the third quarter 2012.  Please tell us the reason for the increase in consumer loans past due 30-89 days and why this trend appears to contradict your other, improving credit trends from period to period.

We experienced limited technical issues that caused an increase in 30-89 days past due delinquencies for total Citigroup consumer loans in the third quarter of 2012, including a collection center dialing system affecting the customer account information (including payment schedules) available to call center agents which resulted in time delays and dropped calls for a couple of days in September 2012.  90+ days past due loans or statistics were not affected, as those accounts are contacted under a different process.  We currently expect most of the customer accounts that became 30-89 days past due as a result of these issues will be recovered in the fourth quarter of 2012.

*********

CITI B-4

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial Officer

CITI B-5